FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Regalito Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 22, 2006

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on February 22, 2006 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Regalito Copper Corp announces that it has received excellent final results from the Regalito MET II, tall column metallurgical test program recently completed at SGS Lakefield’s laboratory in Santiago, Chile..

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company is pleased to announce that it has received excellent final results from the Regalito MET II, tall column metallurgical test program recently completed at SGS Lakefield’s laboratory in Santiago, Chile.  The final results show that test material from the oxide and secondary sulphide zones averaged recoveries of 84% total copper (CuT)(1) and 89% recoverable copper (CuR)(2) and sulphuric acid consumption of 5.1kg of acid per tonne of ore over a test period of 210 to 240 days.

The tall column leach program tested material collected from 8 large diameter core holes that were drilled across the deposit.  The column testing was split between 11 column tests that evaluated the leach characteristics of the oxide and secondary sulphide mineral zones and 8 column tests that evaluated sensitivities to variations in operating conditions such as crush size, column height and irrigation rates including one column that evaluated the leaching characteristics of the primary sulphide mineralization.  The following table summarizes the results for the 11 column tests that evaluated the leachable ore material.

Zone	number of columns	Cu “total” recovery,(1)%	Cu “recoverable” Recovery,(2)%	Acid Consumption,(3)kg/t
Overall	11	84	89	5.1
Oxide	2	93	95	-1.2
Mixed (Oxide + Secondary Sulphides)	2	88	94	6.8
Secondary Sulphides	7	81	87	6.4

(1)

“total” recovery is measured against the total amount of copper in the sample.

(2)

“recoverable” recovery is measured against the leachable amount of copper in the sample.

(3)

Negative acid consumption refers to acid generation.

1550-625 Howe Street, Vancouver, B.C., Canada V6C 2T6

Tel. 604.687-0407   Fax. 604.687-7041

The 11 columns were loaded with minus ½ inch crushed material and leached in a closed circuit with a solvent extraction unit for a period of 210 – 240 days with bacterial inoculation occurring between 14 and 30 days after the beginning of the leach cycle.  Each column was 6 meters high by 0.3 meters in diameter and a 19oC constant temperature was maintained throughout the testing.  The head grade of the 11 columns varied between 0.33 and 0.80% copper.

The typical copper leaching operation achieves 75-80% copper “total” recovery from oxide material in approximately 50-100 days and 70-80% “total” copper recovery from sulphide material in 250-600 days.  In addition, leaching operations typically consume approximately 10 kg of acid/ton of ore.

The Regalito property represents the largest undeveloped leachable copper deposit globally, and the second largest reported copper discovery in Chile since 1996.  The Company continues to evaluate strategic alternatives with its advisors, Bear Stearns and AssetChile, including the potential sale of the company and/or the Regalito project.

Mr. Roger Kelley, B.Sc. (Chem.Eng), a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the content of this news release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

CEO

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 22nd day of February, 2006.

“Signed”

Robert Pirooz CEO